FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 15, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Informative on the election of the members of the Board of Directors

We us hereby inform our shareholders that the following persons were nominated so far with respect to agenda item 7:

•                  Gregor Stücheli

•                  Lothar A. Harings

CV’s of the candidates:

Gregor Stücheli (born in 1963) studied economy at University of St. Gallen (HSG) and completed the General Management Program at the Harvard Business School.

Gregor Stücheli has been Member and Delegate of the board and CEO of T-Systems Switzerland since July 2004. Since February 2008 he is also responsible for the region Central and Eastern Europe, including Austria, Hungary, Czech Republic, Poland and Russia. In this responsibility he is leading the strategy and business development within those countries to further grow the international business of T-Systems.

When he joined T-Systems in 2002 he was responsible as Chief Commercial Officer for the market strategy and the successful positioning of the newly formed T-Systems in the Swiss Market.

He began his career in 1989 at IBM in Switzerland. Mr. Stücheli has held a series of leadership positions during his IBM career, including a three year assignment at the IBM Headquarters in Armonk, NY. Back in Switzerland by 2000 he was part of the IBM Leadership team and responsible for the Outsourcing Sales Division.

External roles:

Member of the Board of Directors            T-Systems South Africa (Pty) Limited

Member of the Board of Directors            T-Systems Czech Republic

Member of the board of Directors            T-Systems Austria

Lothar A. Harings, (born in 1960)  has been Chief Human Resources Officer and Member of the Board of Management of T-Mobile International since October 2002.

Before moving to T-Mobile International, Lothar A. Harings held various senior management functions in Human Resources at Siemens Group.

After HR senior management positions in Germany, he was Head of Siemens Nixdorf’s HR in Madrid from 1991 to 1994. Upon his return, he became Director Industrial Relations and Labor Law for Siemens Nixdorf Group. In 1996, Lothar A. Harings was promoted to Vice President of International HR at Siemens Nixdorf Group, responsible for the worldwide selection and development of the international top management, for the development of Group Top Talents and for assignments worldwide.

Two years later, he took over the same function as Vice President of International Human Resources for Siemens ICN (55,000 employees in 140 countries).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: April 15, 2008